United States securities and exchange commission logo





                             October 28, 2022

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks 157, LLC
       225 Liberty St. 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 157,
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 19,
2022
                                                            File No. 024-12016

       Dear Joshua Goldstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Summary
       Highlights, page 4

   1. We note your response to comment 1 and reissue in part. Please revise footnotes 3 and 4 to explicitly quantify
and detail how the 21.5% annualized return to investors was
                                                        calculated. In this
regard, please provide a more detailed breakdown of the sale price and all costs and fees
which resulted in the disclosed annualized return.
 Joshua Goldstein
FirstName LastNameJoshua Goldstein
Masterworks  157, LLC
Comapany
October 28,NameMasterworks
            2022           157, LLC
October
Page 2 28, 2022 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services